# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Shoulder Innovations, Inc., CIK 0001699350
CUSIP: 82537J108
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1535 Steele Avenue SW, Suite B, Grand Rapids, Michigan (MI), 49507
Date of event which requires filing of this statement: 08/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001917642

## Reporting persons
- Arboretum Ventures VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,163,891; sole dispositive power 0; shared dispositive power 1,163,891; aggregate amount beneficially owned 1,163,891 (5.8% of the class)
- Arboretum Investment Manager VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,163,891; sole dispositive power 0; shared dispositive power 1,163,891; aggregate amount beneficially owned 1,163,891 (5.8% of the class)
- Jan L. Garfinkle: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,163,891; sole dispositive power 0; shared dispositive power 1,163,891; aggregate amount beneficially owned 1,163,891 (5.8% of the class)
- Daniel M. Kidle: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,163,891; sole dispositive power 0; shared dispositive power 1,163,891; aggregate amount beneficially owned 1,163,891 (5.8% of the class)
- Thomas M. Shehab: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,163,891; sole dispositive power 0; shared dispositive power 1,163,891; aggregate amount beneficially owned 1,163,891 (5.8% of the class)

## Item 1. Issuer
Name of issuer: Shoulder Innovations, Inc.
Address of issuer's principal executive offices: 1535 Steele Avenue SW, Suite B, Grand Rapids, MI, 49507.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Arboretum Ventures VI, L.P. ("Arboretum VI LP")
Arboretum Investment Manager VI, LLC ("Arboretum VI GP")
Jan L. Garfinkle ("Garfinkle")
Daniel M. Kidle ("Kidle")
Thomas M. Shehab ("Shehab")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Arboretum Ventures
201 S. Main Street, Suite 300
Ann Arbor, MI 48104
Citizenship:
Arboretum VI LP Delaware
Arboretum VI GP Delaware
Garfinkle United States
Kidle United States
Shehab United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 1,163,891 shares of common stock directly held by Arboretum VI LP.

Arboretum VI GP serves as the sole general partner of Arboretum VI LP and owns no securities of the Issuer directly. Garfinkle, Kidle and Shehab are managing directors of Arboretum VI GP and share voting and dispositive power over the shares held by Arboretum VI LP.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 20,228,510 shares of common stock outstanding as of August 1, 2025, as disclosed in the Issuer's prospectus dated July 30, 2025 filed with the Securities and Exchange Commission (the "SEC") on August 1, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Arboretum Ventures VI, L.P.: /s/ Jan L. Garfinkle, By Arboretum Investment Manager VI, LLC, Its general partner, By Jan L. Garfinkle, Managing Director (08/08/2025)
- Arboretum Investment Manager VI, LLC: /s/ Jan L. Garfinkle, By Jan L. Garfinkle, Managing Director (08/08/2025)
- Jan L. Garfinkle: /s/ Jan L. Garfinkle, Jan L. Garfinkle (08/08/2025)
- Daniel M. Kidle: /s/ Daniel M. Kidle, Daniel M. Kidle (08/08/2025)
- Thomas M. Shehab: /s/ Thomas M. Shehab, Thomas M. Shehab (08/08/2025)